Exhibit 10.1

EMPLOYMENT AGREEMENT

This Employment Agreement (the “Agreement”) is made and entered into as of the execution date set forth in Item 1 of Exhibit A hereto, by and between the individual named in Item 2 of Exhibit A (“Executive”) and Bel Fuse, Inc., a New Jersey corporation (the “Company”).

WHEREAS, the Company desires to retain Executive in the position set forth in Item 3 of Exhibit A (the “Position”) and Executive desires to accept such position, effective as of the date set forth in Item 4 of Exhibit A (the “Effective Date”).

NOW, THEREFORE, in consideration of the mutual covenants, promises, and obligations set forth herein, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.

Term. Executive’s employment pursuant to the terms of this Agreement shall be effective as of the Effective Date and shall continue until terminated by either party pursuant to Section 5 of this Agreement. The period during which Executive is employed by the Company hereunder is hereinafter referred to as the “Employment Term.”

2.	Position and Duties.

2.1.

Position. During the Employment Term, Executive shall serve in the Position, reporting to the President and Chief Executive Officer of the Company (the “CEO”). In such position, Executive shall have such duties, authority, and responsibility as are consistent with the Position and/or as required by the CEO and/or the Board of Directors of the Company (the “Board”).

2.2

Outside Activities. During the Employment Term, Executive will not engage in any other business, profession, or occupation for compensation or otherwise which would conflict or interfere with the performance of her services to the Company either directly or indirectly without the prior written consent of the CEO or the Board. Subject to the prior written consent of the CEO or the Board, Executive may participate on the board of directors of other companies so long as such participation does not create a conflict of interest with the Company or distract Executive from her responsibilities hereunder.  Notwithstanding the foregoing, Executive shall be permitted to (a) act or serve as a director, trustee, committee member, or principal of any type of civic or charitable organization provided that such role does not interfere or conflict with Executive’s duties and responsibilities to the Company, and (b) manage Executive’s passive personal investments.

3.	Principal Office. The principal place of Executive’s employment shall be the Company’s principal executive office in West Orange, New Jersey.

4.	Compensation.

4.1

Base Salary. The Company shall pay Executive an annual rate of base salary of the amount set forth Item 5 of Exhibit A in accordance with the Company’s customary payroll practices and applicable wage payment laws. The Base Salary shall be reviewed no less frequently than annually by the Compensation Committee of the Board (the “Compensation Committee”) and shall be subject to upward adjustments from time to time as the Compensation Committee, in its discretion, deems appropriate.  Executive’s annual base salary, as in effect from time to time, is hereinafter referred to as the “Base Salary”.

4.2

Annual Variable Compensation. The Executive shall be eligible for target annual variable compensation in an amount equal to the percentage of Executive’s Base Salary set forth in Item 6 of Exhibit A, subject to possible increase in the discretion of the Compensation Committee (such target annual variable compensation, as in effect from time to time, the “Target Annual Bonus”). The actual annual variable compensation earned for a year will be between zero percent (0%) and two hundred percent (200%) of Base Salary, depending on the level of achievement of applicable goals established by the Compensation Committee, which may be based on a combination of individual and Company related performance objectives, each of which shall be determined by the Compensation Committee. The Target Annual Bonus for the fiscal year that includes the Effective Date shall be prorated based on the period of the Executive’s service from the Effective Date. Any annual variable compensation determined by the Compensation Committee to have been earned by the Executive will be paid 60% in cash and 40% in the form of time-based restricted stock units (“RSUs”) and/or restricted shares awarded under the Company’s 2020 Equity Compensation Plan (or any successor plan) (the “Company Equity Plan”); provided, however, that the Compensation Committee reserves discretion to change such allocation of cash and RSUs/restricted shares from time to time. The number of RSUs and/or restricted shares will be determined utilizing the average of the Company’s Class B common stock price of five business days prior to and five business days following the Company’s applicable year-end earnings release. RSUs and/or restricted shares will vest annually over a period of three years from the date of each award.

4.3

Long-Term Performance Awards.  The Executive shall be eligible for an annual Long-Term Performance Award grant in an amount equal to the percentage of Executive’s Base Salary set forth in Item 7 of Exhibit A, provided that the Compensation Committee shall have discretion to increase or decrease the Long-Term Performance Award grant amount for any year based on its evaluation of the Executive’s performance and/or such other factors the Compensation Committee deems appropriate. The Long-Term Performance Award shall be based on achievement of such performance objectives as the Compensation Committee in good faith deems appropriate, including without limitation objectives based on total shareholder return and/or other corporate and individual measures (including continued service). The Compensation Committee shall also determine the form of payment of each Long-Term Performance Award, which may be cash and/or equity (including RSUs and/or restricted shares with vesting conditions). Any such vesting period associated with the RSUs and/or restricted shares will be equal to and run simultaneously with the related performance obligation or market condition associated with earning such RSUs or shares. The Compensation Committee’s determination of the Long-Term Performance Award, and payment thereof, shall be made within 2-1/2 months after the end of each calendar year, commencing with the year that includes the Effective Date.  The Long-Term Performance Award for the fiscal year that includes the Effective Date shall be prorated based on the period of the Executive’s service from the Effective Date.

4.4

Employee Benefits. During the Employment Term, Executive shall be entitled to participate in the Company’s Supplemental Executive Retirement Plan (“SERP”) and all employee benefit plans, practices, and programs (including with respect to vacation days or paid time-off) maintained by the Company for the benefit of employees of the Company generally, as in effect from time to time (collectively, “Employee Benefit Plans”), to the extent consistent with applicable law and the terms of the applicable Employee Benefit Plans. The Company reserves the right to amend or cancel the SERP and/or any Employee Benefit Plan at any time in its sole discretion, subject to the terms of the SERP, such Employee Benefit Plans and applicable law.

4.5

Business Expenses. Executive shall be entitled to reimbursement for all reasonable and necessary out-of-pocket business, entertainment, and travel expenses incurred by Executive in connection with the performance of Executive’s duties hereunder in accordance with the Company’s expense reimbursement policies and procedures, as in effect from time to time.  In addition, the Company will reimburse Executive for up to $5,000 of legal fees in connection with the review and negotiation of this Agreement.

5.	Termination of Employment.

5.1

Notice and Date of Termination.  Executive’s employment is “at-will” and the Employment Term and Executive’s employment hereunder may be terminated by either the Company or Executive at any time and for any reason; provided that, unless Executive is terminated for Cause (as defined in Section 6.4) or due to Executive’s inability to perform her duties due to becoming Disabled (as defined in Section 5.2), either party shall be required to give the other party at least sixty (60) days’ advance written notice of any termination of Executive’s employment; provided, further that the Company may in its discretion accelerate Executive’s Date of Termination (as defined below) following notice of Executive’s resignation, restrict any or all of Executive’s duties, and/or place Executive on a paid leave of absence through the Date of Termination; provided, however, that if the Company chooses to accelerate Executive’s Date of Termination, it shall provide pay in lieu of notice for the remaining notice period that would have been in place had such acceleration not occurred. Upon termination of Executive’s employment during the Employment Term, in addition to amounts provided in this Section 5.1, Executive shall be entitled to the compensation and benefits described in Section 6 and shall have no further rights to any additional compensation or other benefits from the Company or any of its affiliates. Executive’s employment hereunder shall terminate automatically upon Executive’s death during the Employment Term. For purposes of this Agreement, “Date of Termination” shall refer to Executive’s last date of employment with the Company.

5.2

Disability.  Executive’s employment shall be deemed terminated in the event that Executive becomes “Disabled” (as defined herein).  Executive shall be deemed to be “Disabled” for purposes of this Agreement if, in the good faith determination of the Board, Executive is unable to perform the essential functions of her position (with or without accommodation) due to physical or mental disability that (i) has continued for at least one hundred twenty (120) days or (ii) exists for a cumulative total of at least one hundred eighty (180) days during any twelve (12)-month period.  For avoidance of doubt, a termination of Executive’s employment due to Disability shall not be a termination by the Company without Cause for purposes of Sections 6.2 and 6.3. For avoidance of doubt, the definition of “Disability” under the SERP shall apply for purposes of determining benefits thereunder.

5.3

Resignation of All Positions. Upon termination of Executive’s employment hereunder for any reason, Executive shall be deemed to have resigned from all positions that Executive holds as an officer or member of the Board (or a committee thereof) of the Company or any of its affiliates or as a fiduciary of any Employee Benefit Plan maintained by the Company or any of its affiliates without the necessity of further action by the Company or Executive.

6.	Separation Payments.

6.1

Accrued Amounts. Regardless of the reason for Executive’s termination of employment, including due to death or Disability (as defined in Section 5.2), Executive (or her estate or dependents, as applicable, in the event of her death) shall be entitled to receive the following (collectively, the “Accrued Amounts”):

i.	any accrued but unpaid Base Salary;

ii.	to the extent provided by Company policy, accrued but unused paid time-off which shall be in accordance with the Company’s customary payroll procedures;

iii.

reimbursement for unreimbursed business expenses properly incurred by Executive prior to the date of termination, which shall be subject to and paid in accordance with the Company’s expense reimbursement policy; and

iv.

such employee benefits, if any, to which Executive or Executive’s dependents may be entitled under the Employee Benefit Plans as of the date of termination, including without limitation health continuation coverage under the Company’s group health plan pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”).

Except as otherwise set forth in this Agreement, (i) the treatment of any outstanding equity awards made to Executive shall be determined in accordance with the terms of the applicable Company equity plan and the applicable award agreements under which such awards were made, (ii) SERP benefits shall be payable in accordance with the terms of the SERP, and (iii) payment with respect to Long-Term Performance Awards shall be made in accordance the terms of such Awards.

6.2

Involuntary Termination Prior to a Change in Control Event. If Executive’s employment is terminated by the Company without “Cause” (as defined below) or Executive resigns for “Good Reason” (as defined below), in each case prior to a “Change in Control Event” (as defined in the Company Equity Plan, then Executive shall be entitled to receive (i) the Accrued Amounts, and (ii) subject to Executive’s execution and non-revocation of a release of claims in a form acceptable to the Company (the “Release”) and compliance with the terms of Sections 7, 8, 9 and 10 of this Agreement, the following:

a.

Continued payments of Executive’s Base Salary (at the rate of Base Salary in effect immediately prior to notice of termination) for a period of twelve (12) months payable in accordance with the Company’s normal payroll practices, commencing with the pay period following the date that the Release becomes effective; provided, however, that if the period for review and revocation of the Release spans two taxable years, such payments shall commence on the later of (i) the first pay period ending in the second of such taxable years or (ii) the first pay period after the Release becomes effective; and provided further that the first installment shall include any payments that would have been made had such payments commenced immediately following the Date of Termination.

b.

Payment of the variable compensation under Section 4.2 hereof that Executive would otherwise have earned for the calendar year of termination, prorated based on the number of days Executive was employed by the Company during such year divided by three hundred sixty five (365), which amount shall be paid on the date that annual performance bonuses are paid to similarly situated executives, but in no event later than two-and-a-half (2-1/2) months following the end of the calendar year in which Executive’s Date of Termination occurs;

c.

All equity awards outstanding as of Executive’s termination of employment, including RSUs and/or restricted shares awarded in respect of variable compensation under Section 4.3 hereof, shall continue to vest in accordance with their applicable vesting schedules (though for avoidance of doubt no services by Executive shall be required following Executive’s date of termination), and with respect to such equity awards that are RSU and/or restricted share awards, the Class B Shares subject thereto shall be issued in accordance with the terms of such RSU and restricted share awards as and when such vesting occurs;

d.

Executive shall, if she has not attained her “Normal Retirement Date” under the SERP, be deemed to have attained her “Early Retirement Date” under the SERP, provided that her “Early Retirement Benefit” under the SERP shall be determined based on her actual “Years of Service” (as defined under the SERP) as of the date of her termination of employment and her termination of employment shall be deemed a retirement for purposes of the SERP; and

e.

If Executive timely and properly elects health continuation coverage under the Company’s group health plan pursuant COBRA, the Company shall promptly reimburse Executive on a monthly basis for the difference between the monthly COBRA premium paid by Executive for Executive and Executive’s dependents and the monthly premium amount paid for such coverage by similarly situated active executives. Executive shall be eligible to receive such reimbursement until the earliest of: (i) the twelve (12) month anniversary of Executive’s Date of Termination; (ii) the date Executive is no longer eligible to receive COBRA continuation coverage; and (iii) the date on which Executive obtains substantially similar coverage from another employer or other source. Notwithstanding the foregoing, if the Company’s payments under this Section 6.2(c) would violate the nondiscrimination rules applicable to non-grandfathered plans under the Affordable Care Act (the “ACA”), or result in the imposition of penalties under the ACA and the related regulations and guidance promulgated thereunder), the Company may provide such coverage in a manner as is necessary to comply with the ACA.

6.3

Involuntary Termination on or Following a Change in Control Event. If Executive’s employment is terminated by the Company without “Cause” (as defined below) or Executive resigns for “Good Reason” (as defined below), in each case on or within twenty-four (24) months following a “Change in Control Event” (as defined in the Company Equity Plan), then Executive shall be entitled to receive (i) the Accrued Amounts, and (ii) subject to Executive’s execution and non-revocation of a release of claims in a form acceptable to the Company (the “Release”) and compliance with the terms of Sections 7, 8, 9 and 10 of this Agreement, the following:

a.

A lump sum cash severance payment in an amount equal to two (2.0) times  the sum of (i) Executive’s Base Salary (at the higher of the rate of Base Salary in effect immediately prior to the Change in Control Event or the date of notice of termination), and (ii) Executive’s target variable compensation for the calendar year of termination, which sum shall be paid in the pay period following the date that the Release becomes effective; provided, however, that if the period for review and revocation of the Release spans two taxable years, such payment shall be made on the later of (i) the first pay period ending in the second of such taxable years or (ii) the first pay period after the Release becomes effective;

b.

A lump sum cash payment equal to Executive’s target variable compensation for the calendar year of termination (regardless of whether payable in cash or RSUs/restricted shares), prorated based on the number of days Executive was employed by the Company during such year divided by three hundred sixty five (365), which shall be paid on the date that annual performance bonuses are paid to similarly situated executives, but in no event later than two-and-a-half (2-1/2) months following the end of the calendar year in which Executive’s Date of Termination occurs;

c.

All equity awards outstanding as of Executive’s termination of employment, including RSUs and/or restricted shares awarded in respect of variable compensation under Section 4.3 hereof, shall vest immediately; provided, however, if the acquirer in connection with the Change in Control Event does not assume or continue equity awards under the Company Equity Plan, then such equity awards shall vest immediately prior to the closing of the Change in Control Event;

d.	The Company shall provide Executive with continued healthcare coverage in accordance with Section 6.2(c) except that “twelve (12)” therein shall be substituted with “twenty four (24)”;

e.	The Company shall provide Executive with benefits under the SERP in accordance with the change in control provisions of Section 14 thereof; and

f.	Executive will be provided reasonable outplacement services through an outplacement firm of Executive’s choosing, up to an aggregate of no more than $10,000.

6.4	Defined Terms. For purposes of this Agreement:

a.

“Cause” shall mean Executive’s (i) refusal (other than due to Executive’s illness or incapacity) to perform the lawful duties required of, or assigned to, Executive, as reasonably determined by the Board, (ii) fraud, embezzlement, or other intentional misappropriation of Company property or opportunity, (iii) gross negligence or willful misconduct, (iv) conviction of any crime involving moral turpitude or any felony, (v) material breach of this Agreement and/or any rule, policy, or practice of the Company, (vi) failure or refusal to cooperate in good faith with a governmental or internal investigation, or (vii) intentional violation of federal or state securities laws. Notwithstanding the foregoing, Executive’s employment shall not be terminated for Cause, within the meaning of clauses (i), (v) or (vi) above unless written notice stating the basis for the termination is provided to Executive and Executive has had an opportunity to cure such matter (if the Board determines that it is curable) within twenty (20) days following such notice.  If the matter has not been cured (if curable) to the reasonable satisfaction of the Board, Executive’s employment shall be terminated on the last day of such cure period (or upon notice of termination if there is no cure period). No action or inaction by Executive shall be deemed Cause hereunder if done in good faith by Executive upon the advice of the Company’s legal counsel or upon the directions of the Board.

b.	“Good Reason” shall mean the occurrence of any of the following without Executive’s prior written consent:

i.	a material diminution of Executive’s authorities, duties, responsibilities, reporting line or title;

ii.	a material reduction in Base Salary or Target Annual Bonus unless a similar reduction applies to all similarly-situated executives of the Company;

iii.	a material breach of this Agreement by the Company; or

iv.	the relocation of Executive’s principal office location to a location that is more than fifty (50) miles from Highland Park, New Jersey.

Notwithstanding the foregoing, Executive’s employment shall not be terminated with Good Reason unless (w) Executive provides written notice to the Company of the event or condition alleged to constitute Good Reason within thirty (30) days after Executive first becomes aware that such event or condition has occurred or arisen, (x) such notice details the basis of such termination, (y) the Company reasonably fails to cure such event or condition within thirty (30) days after receipt of such notice, and (z) if the Company fails to reasonably cure such event or condition within such thirty (30) day period, Executive actually terminates her employment within thirty (30) days following the expiration of such thirty (30) day cure period.

7.	Confidential Information.

7.1

Confidential Information.  Executive understands and agrees that during her employment with the Company she will have access to and/or possession of “Confidential Information” (as defined below), that Executive will be entrusted with business opportunities of the Company, and that Executive will be in a position to develop business goodwill on behalf of the Company.  For purposes of this Agreement, “Confidential Information” includes, but is not limited to:

a.

Technologies developed by the Company or any of its parents, subsidiaries, divisions or affiliates (collectively, “Company Entities”) and any research data or other documentation related to the development of such technologies, including, without limitation, all designs, improvements, product developments, discoveries and inventions, whether patentable or not, that are conceived, developed or acquired by Executive, individually or in conjunction with others, during her employment;

b.	Trade secrets;

c.

All documents, drawings, memoranda, notes, records, files, correspondence, manuals, models, specifications, computer programs, E-mail, voice mail, electronic databases, maps, logs, drawings, models and all other writings or materials of any type embodying any of such information, ideas, concepts, improvements, discoveries, inventions and other similar forms of expression that are conceived, developed or acquired by Executive individually or in conjunction with others during the course of Executive’s employment with the Company (whether during business hours or otherwise and whether on any Company Entity premises or otherwise) that relate to the Company Entities or their trade secrets, products or services;

d.	Customer lists and prospect lists developed by any Company Entity;

e.

Information regarding any Company Entity’s customers which Executive acquired as a result of her employment with the Company, including but not limited to, customer contracts, work performed for customers, customer contacts, customer requirements and needs, data used by any Company Entity to formulate customer bids, customer financial information, and other information regarding the customer’s business;

f.

Information related to any Company Entity’s trade secrets, products or services, including but not limited to marketing strategies and plans, sales procedures, operating policies and procedures, pricing and pricing strategies, business plans, sales, profits, and other business and financial information of any Company Entity;

g.	Training materials developed by and utilized by any Company Entity; and

h.	Any other information that Executive acquired as a result of her employment with the Company and which the Company Entities would not want disclosed to a business competitor or to the general public.

Executive understands and acknowledges that such Confidential Information gives the Company Entities a competitive advantage over others who do not have the information, and that the Company Entities would be irreparably harmed if the Confidential Information were disclosed.

For purposes of this Agreement, Confidential Information shall not include information that: (i) prior to disclosure, is or was known or generally available to the public; (ii) after disclosure, become known to the public through no act or omission of Executive or any other person or entity with an obligation of confidentiality to any Company Entity; (iii) is or was independently developed by Executive, without the use of or reference to Confidential Information of any Company Entity, and can be demonstrated by Executive through adequate documentation was developed by Executive in this manner; or (iv) is required to be disclosed pursuant to an applicable law, rule, regulation, government requirement or court order, or the rules of any stock exchange (provided however, Executive shall advise the Company of such required disclosure immediately upon learning thereof in order to afford the Company a reasonable opportunity to contest, limit and/or assist Executive in crafting such disclosure and shall cooperate with the Company concerning any such attempt to contest, limit or craft the disclosure).

Executive acknowledges receipt of the following notice under the Defend Trade Secrets Act:  An individual will not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret if she (i) makes such disclosure in confidence to a Federal, State, or local government official, either directly or indirectly, or to an attorney and such disclosure is made solely for the purpose of reporting or investigating a suspected violation of law; or (ii) such disclosure was made in a complaint or other document filed in a lawsuit or other proceeding if such filing is made under seal.

7.2

Disclosure of Confidential Information.  Executive agrees that she shall hold all Confidential Information of the Company Entities in trust for the Company Entities and shall not during or after her employment terminates for any reason:  (i) use the information for any purpose other than the benefit of the Company Entities; or (ii) disclose to any person or entity any Confidential Information of the Company Entities except as necessary during Executive’s employment with the Company to perform services on behalf of the Company. Executive shall also take reasonable steps to safeguard such Confidential Information in Executive’s possession or control to prevent its disclosure to unauthorized persons. Notwithstanding the foregoing, nothing in this Agreement shall be construed to prevent disclosure of Confidential Information as may be required by applicable law or regulation, or pursuant to the valid order of a court of competent jurisdiction or an authorized government agency, nor prohibit or restrict Executive from, without notice to the Company, (i) initiating communications directly with or providing information to, responding to an inquiry from, or providing testimony before, the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), or any other self-regulatory organization, or any other federal or state regulatory authority, or (ii) otherwise engaging in activity protected by applicable whistleblower laws.

7.3

Return of Information.  Upon termination of employment, or at any earlier time as directed by the Company, Executive shall immediately deliver to the Company any and all tangible Confidential Information in Executive’s possession (including for avoidance of doubt any digital Confidential Information). Executive acknowledges that such Confidential Information is the exclusive property of the Company Entities.  After Executive delivers to the Company all tangible Confidential Information in Executive’s possession, Executive shall immediately delete all Confidential Information from any computer, cellular phone or other digital or electronic device owned by Executive. In addition, upon termination of employment, or at any time earlier as directed by the Company, Executive shall immediately deliver to the Company any property of the Company in Executive’s possession. Executive shall provide all Company access codes, passcodes, and administrator rights to the Company at any time during or after Executive’s employment on demand.

8.	Assignment of Intellectual Property.

8.1

Creations. Executive shall promptly disclose to the Company any invention, discovery or improvement, whether patentable or not (“Creations”), conceived or made by Executive alone or with others at any time during the course of her employment with the Company.  Executive agrees that the Company owns any such Creations, and Executive hereby irrevocably, absolutely, and unconditionally assigns to the Company all rights, title and interest in and to the Creations or portions thereof, including but not limited to, all copyrights, patents, and other proprietary and intellectual property rights and any and all goodwill associated therewith, as well as all moral rights that Executive has or may acquire in and/or to the Creations, or any of them, including but not limited to any and all rights of identification of authorship and any and all rights of approval, restriction or limitation on use or subsequent modifications relating to the Creations. Executive agrees to execute and deliver to Company at Company’s sole expense any and all applications, assignments and other instruments relating thereto which the Company deems necessary or desirable in its discretion. These obligations shall continue beyond the termination of her employment with respect to Creations and derivatives of such Creations conceived or made during the course of Executive’s employment with the Company.  The Company and Executive understand that the obligation to assign Creations to the Company shall not apply to any Creation which is developed entirely on her own time without using any of the Company’s equipment, supplies, facilities, and/or Confidential Information (“Executive Creations”) unless such Creation (i) relates in any way to the business or to the current or anticipated research or development of any of the Company Entities; or (ii) results in any way from her work at the Company.

8.2

Cooperation. Executive agrees to reasonably cooperate with the Company, both during and after her employment with the Company, at the Company’s sole expense with respect to the procurement, maintenance and enforcement of copyrights, patents, trademarks and other intellectual property rights (both in the United States and foreign countries) relating to Creations covered by Section 8.1 hereof.  Executive shall sign all papers, including, without limitation, copyright applications, patent applications, declarations, oaths, formal assignments, assignments of priority rights and powers of attorney, which the Company, acting reasonably, may deem necessary or desirable in order to protect its rights and interests in any such Creations. Executive further agrees that if the Company is unable, after reasonable effort, to secure Executive’s signature on any such papers, any officer of the Company shall be entitled to execute such papers as her agent and attorney-in-fact and Executive hereby irrevocably designates and appoints each officer of the Company as her agent and attorney-in-fact to execute any such papers on her behalf and to take any and all actions as the Company may deem necessary or desirable in order to protect its rights and interests in any such Creations, under the conditions described in this paragraph, all to the exclusion of Executive’s Creations.

9.	Non-Competition, Non-Solicitation Covenants. In consideration for (i) the Company’s promise to provide Confidential Information to Executive and Executive’s return promise to hold the Company’s Confidential Information in trust, (ii) the substantial economic investment made by the Company in the Confidential Information and goodwill of the Company, and the business opportunities disclosed or entrusted to Executive, (iii) the compensation and other benefits provided by the Company to Executive, and (iv) the Company’s employment of Executive pursuant to this Agreement, and to protect the Company’s Confidential Information, customer relationships, and goodwill, Executive agrees as follows:

9.1

Non-Competition. During Executive’s employment and for a period of twelve (12) months following the termination of Executive’s employment, regardless of the reason for such termination (the “Restricted Period”), Executive shall not, anywhere in the world, directly or indirectly, own, manage, operate, control, consult with, be employed by, participate in the ownership, management, operation or control of, or otherwise render services to or engage in, any business engaged in or competitive with the business(es) conducted by the Company or any other Company Entity during Executive’s employment or with respect to which the Company or any other Company Entity has or had under development during the Employment Term; provided, that Executive’s passive ownership of securities of two percent (2%) or less of any publicly traded class of securities of a public company shall not violate the foregoing restriction.

9.2

Non-Solicitation of Service Providers, Customers.  During Executive’s employment and during the Restricted Period, other than in connection with her authorized duties under this Agreement, Executive shall not, directly or indirectly, either as a principal, manager, agent, employee, consultant, officer, director, stockholder, partner, investor, owner, or lender or in any other capacity, and whether personally or through other persons or entities:

a.

solicit, hire, recruit or attempt to persuade any person to terminate or materially diminish such person’s employment with or engagement by the Company or any Company Entity, regardless of whether or not such person is an employee or contractor, whether such person is full-time or part-time, whether or not such employment is pursuant to a written agreement or is at-will, and whether or not Executive initiated the discussion or sought out the contact; or

b.	solicit, contact or attempt to persuade any current or prospective customer of the Company to terminate or materially alter such customer’s or prospective customer’s relationship with the Company; or

c.

solicit or assist in the solicitation of any current or prospective customer to induce or attempt to induce any such customer or prospective customer to purchase or contract for any Competing Services. “Competing Services” means any product, service, or process or the research or development thereof, of any person or entity other than the Company or any Company Entity that directly competes, in whole or part, with a product, service, or process, including the research and development thereof, of the Company.

10.

Non-Disparagement. Executive agrees and covenants that Executive will not at any time, both during and after Executive’s employment with the Company, make, publish, or communicate to any person or entity or in any public forum any defamatory or disparaging remarks, comments, or statements concerning the Company Entities or their businesses, or any of their employees, officers, and existing and prospective customers, suppliers, investors and other associated third parties. This Section 10 does not, in any way, restrict or impede Executive from exercising protected rights to the extent that such rights cannot be waived by agreement or from complying with any applicable law or regulation or a valid order of a court of competent jurisdiction or an authorized government agency, provided that such compliance does not exceed that required by the law, regulation, or order, including Executive’s right to engage in protected activity under the National Labor Relations Act, government whistleblower programs and whistleblowing statutes or regulations. Executive may testify truthfully in any legal proceeding between the parties and may provide performance reviews for Company personnel in the ordinary course, in each case without being in violation of this Section 10.

11.	Remedies.

11.1

Injunctive Relief. Executive acknowledges that, in view of the nature of the business of the Company Entities and her position with the Company, the restrictions contained in Sections 7, 8, 9 and 10 of this Agreement, are reasonable and necessary to protect the legitimate business interests of the Company Entities, including their Confidential Information and goodwill, and that any violation of Sections 7, 8, 9 and 10 of this Agreement will result in irreparable injury to the Company Entities.  Accordingly, in the event of a breach or threatened breach by Executive of Sections 7, 8, 9 and 10 of this Agreement, the Company may seek a temporary restraining order and injunctive relief restraining Executive from the commission of any breach (without being obligated to post a bond or other collateral). Nothing contained in this Agreement shall be construed as prohibiting the Company from pursuing any other remedies available to it for any breach or threatened breach, including, without limitation, the recovery of money damages.  The existence of any claim or cause of action by Executive against the Company, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Company of Sections 7, 8, 9 and 10 of this Agreement.

11.2

Reformation.  Executive acknowledges that the restrictions imposed by this Agreement are legitimate, reasonable and necessary to protect the Company’s investment in its Confidential Information, businesses, customer relationships and the goodwill thereof.  Executive acknowledges that the scope and duration of the restrictions contained herein are necessary and reasonable in light of Executive’s position with the Company, Executive’s reputation in the markets for the Company’s business and Executive’s relationship with the suppliers, customers and clients of the Company obtained through Executive’s employment with the Company.  Nonetheless, the courts shall be entitled to modify the duration and scope of any restriction contained herein to the extent such restriction would otherwise be unenforceable, and such restriction as modified shall be enforceable.  For purposes of Section 9, the Restricted Period shall not expire and shall be tolled during any period in which Executive is in violation of Section 9, and therefore such Restricted Period under Section 9 shall be extended for a period equal to the duration of such violations thereof.

11.3

Further Acknowledgments.  Executive acknowledges and agrees that the foregoing restrictions of Sections 7, 8, 9 and 10 of this Agreement are (i) supported by valuable consideration; (ii) do not impose any restraint that is greater than is required for the protection of the Company and the other Company Entities; (iii) does not and will not impose an undue hardship on Executive; and (iv) imposes only those restrictions that are appropriate in light of the valuable consideration given in support of this Agreement.  Executive further acknowledges and confirms that she has been represented by counsel in reviewing, negotiating and accepting all terms and conditions of this Agreement, including in particular the restrictions set forth in Sections 7, 8, 9 and 10 of this Agreement.

12.

Governing Law: Jurisdiction and Venue. This Agreement, for all purposes, shall be construed in accordance with the laws of the State of New Jersey without regard to conflicts of law principles. Any action or proceeding by either of the parties to enforce this Agreement shall be brought only in a state or federal court located in the State of New Jersey. The parties hereby irrevocably submit to the exclusive jurisdiction of such courts and waive the defense of inconvenient forum to the maintenance of any such action or proceeding in such venue.

13.

Entire Agreement. Unless specifically provided herein, this Agreement contains all of the understandings and representations between Executive and the Company pertaining to the subject matter hereof and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter. The parties mutually agree that the Agreement can be specifically enforced in court and can be cited as evidence in legal proceedings alleging breach of the Agreement.

14.

Modification and Waiver. No provision of this Agreement may be amended or modified unless such amendment or modification is agreed to in writing and signed by Executive and by a person specifically authorized by the Board to amend or modify this Agreement. No waiver by either of the parties of any breach by the other party hereto of any condition or provision of this Agreement to be performed by the other party hereto shall be deemed a waiver of any similar or dissimilar provision or condition at the same or any prior or subsequent time, nor shall the failure of or delay by either of the parties in exercising any right, power, or privilege hereunder operate as a waiver thereof to preclude any other or further exercise thereof or the exercise of any other such right, power, or privilege.

15.

Captions. Captions and headings of the sections and paragraphs of this Agreement are intended solely for convenience and no provision of this Agreement is to be construed by reference to the caption or heading of any section or paragraph.

16.

Counterparts. This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument. Signatures delivered by electronic means (including PDF or other electronic transmission) shall be deemed to have the same legal effect as original signatures.

17.	Section 280G.

17.1

Notwithstanding any other provisions of this Agreement to the contrary, in the event that it shall be determined that any payment or distribution to or for the benefit of Executive, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise (a “Payment”) would be nondeductible by the Company for federal income tax purposes because of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), the Company shall reduce the aggregate present value of the Payments under this Agreement to the “Reduced Amount” (as defined below) if, and only if, reducing the Payments under this Agreement will provide Executive with a greater net after-tax amount than would be the case if no such reduction was made, taking into account the applicable federal, state, local and foreign income, employment and other taxes, including the excise tax imposed by Section 4999 of the Code. If a reduction in the Payments is necessary, such reduction shall occur in the following order: (1) reduction of cash payments; (2) cancellation of accelerated vesting of equity awards other than stock options; (3) cancellation of accelerated vesting of stock options; and (4) reduction of other benefits paid to Executive. Within any such category of payments and benefits (that is, clauses (1), (2), (3) or (4) of this Section 17.1), a reduction shall occur first with respect to amounts that are not “deferred compensation” within the meaning of Section 409A of the Code (“Section 409A”) and then with respect to amounts that are. The “Reduced Amount” shall be an amount expressed in present value that maximizes the aggregate present value of Payments under this Agreement without causing any Payment to be nondeductible by the Company because of Section 280G of the Code.

17.2

All determinations to be made under this Section 17 shall be made at the Company’s expense by a firm of certified public accountants of national standing selected by the Company (the “Accounting Firm”) which may be the firm regularly auditing the financial statements of the Company. The Company and Executive shall furnish to the Accounting Firm such information and documents as the Accounting Firm may reasonably require in order to make a determination under this Section 17. In making its determinations hereunder, the Accounting Firm shall apply reasonable, good faith interpretations regarding the applicability of Sections 280G and 4999 of the Code, along with any other applicable portions of the Code or other tax laws.

18.	Section 409A.

18.1

General Compliance. This Agreement is intended to comply with Section 409A or an exemption thereunder and shall be construed and administered in accordance with Section 409A. Notwithstanding any other provision of this Agreement, payments provided under this Agreement may only be made upon an event and in a manner that complies with Section 409A or an applicable exemption. Any payments under this Agreement that may be excluded from Section 409A either as separation pay due to an involuntary separation from service or as a short-term deferral shall be excluded from Section 409A to the maximum extent possible. For purposes of Section 409A, each installment payment provided under this Agreement shall be treated as a separate payment. Any payments to be made under this Agreement upon a termination of employment shall only be made upon a “separation from service” under Section 409A. Notwithstanding the foregoing, the Company makes no representations that the payments and benefits provided under this Agreement comply with Section 409A, and in no event shall the Company be liable for all or any portion of any taxes, penalties, interest, or other expenses that may be incurred by Executive on account of non-compliance with Section 409A.

18.2

Specified Employees. Notwithstanding any other provision of this Agreement, if any payment or benefit provided to Executive in connection with her termination of employment is determined to constitute “nonqualified deferred compensation” within the meaning of Section 409A and Executive is determined to be a “specified employee” as defined in Section 409A(a)(2)(b)(i), then such payment or benefit shall not be paid until the first payroll date to occur following the six-month anniversary of the Termination Date or, if earlier, on Executive’s death (the “Specified Employee Payment Date”). The aggregate of any payments that would otherwise have been paid before the Specified Employee Payment Date shall be paid to Executive in a lump sum on the Specified Employee Payment Date and thereafter, any remaining payments shall be paid without delay in accordance with their original schedule.

18.3	Reimbursements. To the extent required by Section 409A, each reimbursement or in-kind benefit provided under this Agreement shall be provided in accordance with the following:

a.

the amount of expenses eligible for reimbursement, or in-kind benefits provided, during each calendar year cannot affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other calendar year;

b.	any reimbursement of an eligible expense shall be paid to Executive on or before the last day of the calendar year following the calendar year in which the expense was incurred; and

c.	any right to reimbursements or in-kind benefits under this Agreement shall not be subject to liquidation or exchange for another benefit.

19.

Clawback Provisions. Notwithstanding any other provisions in this Agreement to the contrary, any incentive-based or other compensation paid to Executive under this Agreement or any other agreement or arrangement with the Company (whether in existence as of the Effective Date or later adopted) which is subject to recovery under any law, government regulation, or stock exchange listing requirement will be subject to such deductions and clawback as may be required to be made pursuant to such law, government regulation, or stock exchange listing requirement (or any policy adopted by the Company pursuant to any such law, government regulation or stock exchange listing requirement). The Board will make any determination for clawback or recovery in its sole good faith discretion and in accordance with any applicable law or regulation.

20.

Withholding. The Company shall have the right to withhold from any amount payable hereunder any Federal, state, and local taxes in order for the Company to satisfy any withholding tax obligation it may have under any applicable law or regulation.

21.

Publicity. Executive hereby irrevocably consents to any and all uses and displays, by the Company and its agents, representatives and licensees, of Executive’s name, voice, likeness, image, appearance, and biographical information in, on or in connection with any pictures, photographs, audio and video recordings, digital images, websites, television programs and advertising, other advertising and publicity, sales and marketing brochures, books, magazines, other publications, CDs, DVDs, tapes, and all other printed and electronic forms and media throughout the world, at any time during or after the Employment Term, for all legitimate commercial and business purposes of the Company (“Permitted Uses”) without further consent from or royalty, payment, or other compensation to Executive. Executive hereby forever waives and releases the Company and its directors, officers, employees, and agents from any and all claims, actions, damages, losses, costs, expenses, and liability of any kind, arising under any legal or equitable theory whatsoever at any time during or after the Employment Term, arising directly or indirectly from the Company’s and its agents’, representatives’, and licensees’ exercise of their rights in connection with any Permitted Uses.

22.

Stock Ownership Requirements. During the Employment Term, Executive shall maintain ownership of the Company’s common stock to the extent required by executive ownership guidelines established by the Board or a committee thereof from time to time.

23.

Successors and Assigns. This Agreement is personal to Executive and shall not be assigned by Executive. Any purported assignment by Executive shall be null and void from the initial date of the purported assignment. The Company may assign this Agreement to any successor or assign (whether direct or indirect, by purchase, merger, consolidation, or otherwise) to all or substantially all of the business or assets of the Company. This Agreement shall inure to the benefit of the Company and permitted successors and assigns.

24.

Notice. Notices and all other communications provided for in this Agreement shall be in writing and shall be delivered personally or sent by registered or certified mail, return receipt requested, or by overnight carrier to the parties at the addresses set forth below (or such other addresses as specified by the parties by like notice):

If to the Company:

Bel Fuse, Inc.

300 Executive Drive, Suite 300

West Orange, New Jersey 07052

Attn:  President and Chief Executive Officer; and General Counsel

If to Executive, at the home address of Executive recorded in the Company’s files.

25.

Survival. Upon the expiration or other termination of this Agreement, the respective rights and obligations of the parties hereto shall survive such expiration or other termination to the extent necessary to carry out the intentions of the parties under this Agreement.

26.

Acknowledgement of Full Understanding. EXECUTIVE ACKNOWLEDGES AND AGREES THAT SHE HAS FULLY READ, UNDERSTANDS AND VOLUNTARILY ENTERS INTO THIS AGREEMENT. EXECUTIVE ACKNOWLEDGES AND AGREES THAT SHE HAS HAD AN OPPORTUNITY TO ASK QUESTIONS AND CONSULT WITH AN ATTORNEY OF HER CHOICE BEFORE SIGNING THIS AGREEMENT.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

Bel Fuse Inc.
By: /s/ Farouq Tuweiq Name: Farouq Tuweiq Title: Chief Financial Officer
EXECUTIVE
Signature: /s/ Lynn Hutkin Print Name: Lynn Hutkin

EXHIBIT A

Item	Description	Inputs
1	Execution Date	May 20, 2025
2	Executive’s Name	Lynn Hutkin
3	Position/Title	Chief Financial Officer and Principal Accounting Officer
4	Effective Date	Immediately following the Company’s 2025 Annual Meeting of Shareholders
5	Base Salary	$300,000
6	Annual Variable Compensation	125%
7	Long-Term Performance Award	75%